EX-FILING FEES
Calculation of Filing Fee Table

Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$12,374,077.50(1)	$110.20	$1,363.62(2)
Fees Previously Paid	N/A		—
Total Transaction Valuation	$12,374,077.50
Total Fees Due for Filing			$1,363.62
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$1,363.62

(1) On December 23, 2022, the Registrant offered to purchase up to 1,099,918 shares of its common stock at a price equal to the net asset value per share as of January 31, 2023. For purposes of estimating the transaction valuation, we utilized the net asset value per share of $11.25 as of November 30, 2022.
(2) Calculated as 100% of the Transaction Valuation.